Exhibit 99.3

Depositary’s Notice of

Annual General Meeting of

NOAH HOLDINGS LIMITED

ADSs:	American Depositary Shares (“ADSs”).
ADS CUSIP No.:	65487X102.
ADS Record Date:	November 2, 2021.
Meeting Specifics:	Annual General Meeting to be held on Monday, November 29, 2021 at 10:00 a.m. (local time) at Wanda Vista Guilin, No.398 Dayan Road, Yanshan District, Guilin, Guangxi Province, People’s Republic of China (the "Meeting").
Deposited Securities:	Class A ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	One (1) Class A ordinary share to two (2) ADSs.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

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The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company is enclosed.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

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